Meeder Funds

Fee Waiver and Expense Reimbursement Agreement

This Fee Waiver Agreement (“Agreement”) is made on this 27th day of March 2025 by and between Meeder Funds (“Trust”), a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and Meeder Asset Management, Inc. (“Adviser”), a corporation organized and existing under the laws of the State of Ohio.

WHEREAS, the Trust, on behalf of the Funds, and the Adviser are parties to an investment advisory agreement (“Advisory Agreement”) pursuant to which the Adviser provides investment advisory services to each series of the Trust (each a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust and the Adviser have entered into this Agreement in order to affect the waiver of fees otherwise payable to the Adviser and/or reimbursement of Fund expenses on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.

Contractual Fee Waiver. During the term set forth herein, the Adviser shall waive or reimburse advisory fees and expenses as set forth in Schedule A, attached hereto. All prior waiver agreements for the Trust are hereby terminated.

2.

Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from either voluntarily waiving Advisory Fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Funds set forth in Schedule A, as the Adviser, in its discretion, deems reasonable or appropriate.

3.

Recoupment. The Adviser may seek recoupment of fees and expenses waived or reimbursed within the following two fiscal years of the date on which the expense reduction or reimbursement occurred if the Fund is able to make the repayment without exceeding the current limitation on Total Fund Operating Expenses, or the limitation in place at the time of initial waiver or reimbursement.

4.

Term. This Agreement shall be effective on the date executed and shall continue for a period of no less than one year from the date of this Agreement and shall expire on the date noted in Schedule A unless expressly extended by the Adviser and the Trust, including a majority of the Trust’s disinterested Trustees. The Agreement may not be terminated prior to its expiration date or any subsequent expiration date without the consent of the Board of Trustees. This Agreement will automatically terminate if the Advisory Agreement is terminated.

Meeder Funds	Meeder Asset Management, Inc.

Robert S. Meeder, Jr.	Adam Ness
BY: (PRINTED)	BY: (PRINTED)

President	Chief Operating Officer

/s/ Robert S. Meeder, Jr.	/s/ Adam S. Ness
SIGNATURE	SIGNATURE

March 27, 2025	March 27, 2025

SCHEDULE A

FEE WAIVER, EXPENSE LIMITATION & REIMBURSEMENT

The Adviser shall temporarily waive advisory fees for all classes of the Government Money Market Fund through April 30, 2026. The Adviser shall also waive or reimburse expenses to limit the Total Fund Operating Expenses of Class Y of the Government Money Market Fund to 0.17% of its average daily assets through April 30, 2026 (exclusive of brokerage costs, interest, taxes, dividends, dividends and other expenses in connection with the short sales of securities, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies, and extraordinary expenses).

2